UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

AG Mortgage Investment Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

001228105

(CUSIP Number)

Vikram S. Uppal

205 West 28th Street, 12th Floor

New York, New York 10001

(212) 753-5100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 001228105

1	NAME OF REPORTING PERSON Terra Property Trust, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,047,297
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,047,297

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,047,297
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(1)
14	TYPE OF REPORTING PERSON CO

(1)	The percentage is based upon 20,247,245 shares of Common Stock, $0.01 par value per share (“Common Stock”), of AG Mortgage Investment Trust, Inc., a Maryland corporation (the “Issuer”), outstanding as of May 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the Securities and Exchange Commission on May 5, 2023.

1	NAME OF REPORTING PERSON Terra Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,047,297
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,047,297

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,047,297
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(1)
14	TYPE OF REPORTING PERSON CO

(1)	The percentage is based upon 20,247,245 shares of Common Stock of the Issuer outstanding as of May 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the Securities and Exchange Commission on May 5, 2023.

1	NAME OF REPORTING PERSON Terra Fund Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,047,297
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,047,297

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,047,297
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(1)
14	TYPE OF REPORTING PERSON IA

(1)	The percentage is based upon 20,247,245 shares of Common Stock of the Issuer outstanding as of May 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the Securities and Exchange Commission on May 5, 2023.

The following constitutes the Schedule 13D (“Schedule 13D”) filed by the undersigned.

Item 1.	Security and Issuer.

This Schedule 13D relates to Common Stock, $0.01 par value per share (the “Common Stock”), of AG Mortgage Investment Trust, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 245 Park Avenue, 26th Floor, New York, New York 10167.

Item 2.	Identity and Background.

(a)            This Schedule 13D is being filed by Terra Property Trust, Inc., a Maryland corporation (“TPT”), Terra Capital Partners, LLC, a Delaware limited liability company (“Terra Capital Partners”), and Terra Fund Advisors, LLC, a Delaware limited liability company (“Terra Fund Advisors”) (the foregoing, collectively, the “Reporting Persons”), and is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The joint filing agreement among the Reporting Persons is included as Exhibit 99.1 hereto.

(b)            The principal business address of each of the Reporting Persons is 205 West 28th Street, 12th Floor, New York, New York 10001.

(c)            The principal business of TPT is to engage in any lawful business, purpose or activity that may be undertaken by a corporation organized under and governed by the Maryland General Corporation Act. The principal business of each of Terra Capital Partners and Terra Fund Advisors is to engage in any lawful business, purpose or activity that may be undertaken by a limited liability company organized under and governed by the Delaware Limited Liability Company Act.

A wholly-owned subsidiary of Terra Capital Partners, Terra REIT Advisors, LLC, a Delaware limited liability company (“Terra REIT Advisors”), is the external manager of TPT. Terra REIT Advisors also serves as manager to each of Terra Income Fund International, a Cayman Islands exempt corporation (“TIFI”), and Terra Secured Income Fund 5 International, a Cayman Islands exempt corporation (“TIF5 International”), and also serves as adviser to Terra Offshore Funds REIT, LLC, a Delaware limited liability company (“Terra Offshore REIT”). TIFI and TIF5 International own all the common equity of Terra Offshore REIT, and Terra Offshore REIT owns approximately 10% of issued and outstanding shares of TPT’s Class B common stock, $0.01 par value per share (“TPT Class B Common Stock”).

Terra Fund Advisors is the manager of Terra Secured Income Fund 5, LLC, a Delaware limited liability company (“Terra Fund 5”). Terra Fund Advisors also manages a wholly-owned subsidiary that is the manager of Terra Secured Income Fund 7, LLC, a Delaware limited liability company (“Terra Fund 7”). Terra Fund 5 and Terra Fund 7 own approximately 70% of issued and outstanding shares of TPT Class B Common Stock through a controlled subsidiary, Terra JV, LLC, a Delaware limited liability company, of which each is a managing member. Subject to certain restrictions, Terra Fund Advisors is managed by its board of managers. Mr. Vikram Uppal is the sole member of the board of managers of Terra Fund Advisors.

By virtue of these relationships and pursuant to the SEC’s beneficial ownership rules, the Reporting Persons may be deemed to be members of a group.

(d)            During the last five years, no Reporting Person nor, to the knowledge of any Reporting Person, any of the persons listed in Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)             During the last five years, no Reporting Person nor, to the knowledge of any Reporting Person, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             TPT is incorporated under the laws of the State of Maryland. Terra Capital Partners and Terra Fund Advisors are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The 1,047,297 shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired with working capital of TPT set aside for the general purpose of investing, at an aggregate purchase price of $6,822,026.20.

Item 4.	Purpose of Transaction.

TPT purchased the shares of Common Stock based on TPT’s belief that such shares, when purchased, were undervalued.

On July 25, 2023, TPT issued a press release, a copy of which is attached hereto as Exhibit 99.2, announcing its intention to engage in communications with the Issuer’s management team and board of directors (the “Board”) regarding opportunities to enhance shareholder value, including, without limitation a strategic combination involving the Issuer.

The Reporting Persons may engage in discussions with members of management and the Board, other current or prospective stockholders, industry analysts, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, a potential strategic combination involving the Issuer, the Issuer’s business, management, capital structure and allocation, corporate governance, board composition, strategic alternatives and direction and suggestions for improving the Issuer’s financial and/or operational performance, and may take other steps seeking to bring about changes to increase stockholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and investment strategy, actions taken by the Issuer’s management and the Board, the price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation; exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer’s operations, management, Board, governance or capitalization, a merger or other extraordinary transaction, potential business combinations or dispositions involving the Issuer, or certain of its businesses, and/or calling a special meeting or soliciting proxies from other stockholders of the Issuer in connection therewith; acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities; engaging in short selling of or any hedging or similar transaction with respect to the Securities, including swaps and other derivative instruments; and/or otherwise changing its intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 20,247,245 shares of Common Stock outstanding as of May 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed with the Securities and Exchange Commission on May 5, 2023. As of the date hereof, each of the Reporting Persons beneficially owns 1,047,297 shares of Common Stock, constituting approximately 5.2% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of such shares of Common Stock except to the extent of their pecuniary interest therein.

(b)	Regarding the number of shares of Common Stock that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover page to this Schedule 13D.

(c)	During the past sixty days, TPT effected trades of Common Stock in the open market as follows:

Trade Date	Price per share	Number of shares of Common Stock acquired
July 14, 2023	$6.3592	440,349
July 17, 2023	$6.6262	606,948

(d)	No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the joint filing agreement among the Reporting Persons attached as Exhibit 99.1 and as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of July 25, 2023, by and among Terra Property Trust, Inc., Terra Capital Partners, LLC and Terra Fund Advisors, LLC.

Exhibit 99.2	Press Release of Terra Property Trust, Inc. dated July 25, 2023.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2023

Terra Property Trust, Inc.

By:	/s/ Vikram Uppal
	Name:	Vikram Uppal
	Title:	Chief Executive Officer

Terra Capital Partners, LLC

By:	/s/ Vikram Uppal
	Name:	Vikram Uppal
	Title:	Authorized Signatory

Terra Fund Advisors, LLC

By:	/s/ Vikram Uppal
	Name:	Vikram Uppal
	Title:	Authorized Signatory

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

Directors and Executive Officers of Terra Property Trust, Inc.

The following table sets forth the name and present principal occupation of each director and executive officer of Terra Property Trust, Inc.  The business address for each individual listed below is c/o Terra Property Trust, Inc., 205 West 28th Street, 12th Floor, New York, New York 10001.

Name/Citizenship	Present Principal Occupation
Vikram S. Uppal, United States	Chairman, Chief Executive Officer and Chief Investment Officer
Gregory M. Pinkus, United States	Chief Operating Officer and Chief Financial Officer
Daniel J. Cooperman, United States	Chief Originations Officer
Roger H. Beless, United States	Director
Michael L. Evans, United States	Director
Adrienne M. Everett, United States	Director
Spencer E. Goldenberg, United States	Director
Gaurav Misra, United States	Director

Directors and Executive Officers of Terra Capital Partners, LLC

The following table sets forth the names and present principal occupations of the executive officers of Terra Capital Partners, LLC (“TCP”).  TCP does not have any directors. The business address for each individual listed below is c/o Terra Capital Partners, LLC, 205 West 28th Street, 12th Floor, New York, New York 10001.

Name/Citizenship	Present Principal Occupation
Vikram S. Uppal, United States	Chief Executive Officer
Gregory M. Pinkus, United States	Chief Financial Officer and Chief Operating Officer

Directors and Executive Officers of Terra Fund Advisors, LLC

The following table sets forth the name and present principal occupation of the sole director of Terra Fund Advisors, LLC (“TFA”). TFA does not have any executive officers.  The business address for the individual listed below is c/o Terra Fund Advisors, LLC, 205 West 28th Street, 12th Floor, New York, New York 10001.

Name/Citizenship	Present Principal Occupation
Vikram S. Uppal, United States	Sole Director of the Board of Managers